UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

eHi Car Services Limited

(Name of the Issuer)

Mr. Ray Ruiping Zhang

Ruiping Zhang 2016 Descendants Trust

L & L Horizon, LLC

MBK Partners Fund IV, L.P.

MBK Partners JC IV, L.P.

Fastforward Holdings Ltd

Fastforward Investment Ltd

Fastforward Company Ltd

The Baring Asia Private Equity Fund VI, L.P.1

The Baring Asia Private Equity Fund VI, L.P.2

The Baring Asia Private Equity Fund VI Co-investment L.P.

BPEA Teamsport Holdings Limited

BPEA Teamsport Limited

Teamsport Topco Limited

Teamsport Midco Limited

Teamsport Parent Limited

Teamsport Bidco Limited

(Names of Persons Filing Statement)

Class A Common Shares, par value $0.001 per share*

American Depositary Shares, each representing two Class A Common Shares

(Title of Class of Securities)

26853A100**

(CUSIP Number)

Mr. Ray Ruiping Zhang

Ruiping Zhang 2016 Descendants Trust

L & L Horizon, LLC

Tel: +86 180 0180 0611

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai, 200062

People’s Republic of China

MBK Partners Fund IV, L.P.
MBK Partners JC IV, L.P.
Fastforward Holdings Ltd

Fastforward Investment Ltd
Fastforward Company Ltd

Tel: +1 (345) 814 5303
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

The Baring Asia Private Equity Fund VI, L.P.1

The Baring Asia Private Equity Fund VI, L.P.2

The Baring Asia Private Equity Fund VI Co-investment L.P.

Tel: +65 6438 1330
PO Box 309, Ugland House

Grand Cayman, KY1-1104
Cayman Islands

BPEA Teamsport Holdings Limited

BPEA Teamsport Limited

Teamsport Topco Limited

Teamsport Midco Limited

Teamsport Parent Limited

Teamsport Bidco Limited

Tel: +65 6438 1330

c/o Vistra (Cayman) Limited

P.O. Box 31119

Grand Pavilion

Hibiscus Way

802 West Bay Road

Grand Cayman, KY1-1205

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Tim Gardner William Welty Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong Tel: +852 3476 9000	Greg Pilarowski Pillar Legal, P.C. Suite 1419-1420, Far East Building 1101 Pudong South Road, Pudong District Shanghai 2001120 People’s Republic of China Tel: +86 21 5876 0206

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer

d.	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****

$67,380,224	$8,388.84

*	Not for trading, but only in connection with the listing on The New York Stock Exchange of the American Depositary Shares, each representing two Class A Common Shares.
**	CUSIP number of the American Depositary Shares, each representing two Class A Common Shares.
***	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated based on the purchase of 5,264,080 American Depositary Shares (each, an “ADS”) of eHi Car Services Limited at $12.80 per ADS, which is the maximum per ADS purchase price that may become payable for such ADSs under the terms of the Securities Purchase Agreement, dated as of February 23, 2018, by and between BPEA Teamsport Limited and Tiger Global Mauritius Fund.
****	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying the Transaction Valuation by 0.0001245.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits and annexes hereto (this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Mr. Ray Ruiping Zhang, a citizen of the United States of America (“Mr. Zhang”); (b) Ruiping Zhang 2016 Descendants Trust, a trust established under the laws of the State of California (the “Zhang Descendants Trust”); (c) L & L Horizon, LLC, a limited liability company established under the laws of the State of Delaware (“Horizon LLC” and, together with Mr. Zhang and the Zhang Descendants Trust, the “Mr. Zhang Filing Persons”); (d) MBK Partners Fund IV, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“MBKP LP”); (e) MBK Partners JC IV, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“MBKP JC LP”); (f) Fastforward Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“MBKP SPV Holdings”); (g) Fastforward Investment Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“MBKP SPV Investment”); (h) Fastforward Company Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“MBKP SPV” and, together with MBKP LP, MBKP JC LP, MBKP SPV Holdings and MBKP SPV Investment, the “MBKP Filing Persons”); (i) The Baring Asia Private Equity Fund VI, L.P.1, an exempted limited partnership formed under the laws of the Cayman Islands (“Baring LP1”); (j) The Baring Asia Private Equity Fund VI, L.P.2, an exempted limited partnership formed under the laws of the Cayman Islands (“Baring LP2”); (k) The Baring Asia Private Equity Fund VI Co-investment L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Baring Co-Invest LP”); (l) BPEA Teamsport Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Baring SPV Holdings”); (m) BPEA Teamsport Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Baring SPV” and, together with Baring LP1, Baring LP2, Baring Co-Invest LP and Baring SPV Holdings, the “Baring Filing Persons”); (n) Teamsport Topco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Topco”); (o) Teamsport Midco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Midco”); (p) Teamsport Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); and (q) Teamsport Bidco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub” and, together with Topco, Midco and Parent, the “Acquisition Entities”).

On January 1, 2018, MBK Partners HK Limited (“MBKP”), an affiliate of the MBKP Filing Persons, and Mr. Zhang submitted a preliminary, non-binding proposal (the “Proposal”) to the Board of Directors (the “Board”) of eHi Car Services Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), pursuant to which they proposed to acquire all of the outstanding Class A Common Shares, par value US$0.001 per share, of the Company (each, a “Class A Share” and, collectively, the “Class A Shares”) (including Class A Shares represented by American Depositary Shares of the Company (each, an “ADS” and, collectively, the “ADSs”)) and Class B Common Shares, par value US$0.001 per share, of the Company (each, a “Class B Share” and, collectively, the “Class B Shares” and, together with the Class A Shares, the “Common Shares”) for US$13.35 in cash per ADS or US$6.675 in cash per Common Share (such proposed acquisition, the “Proposed Transaction”). The Proposal superseded and replaced the preliminary, non-binding proposal submitted by Goliath Advisors Limited (“GAL”) to the Board on November 26, 2017, pursuant to which it proposed to acquire all of the outstanding Common Shares (including Common Shares represented by ADSs) for the same price per ADS and the same price per Common Share set forth in the Proposal. In the Proposal, MBKP and Mr. Zhang indicated that they were prepared to promptly negotiate and finalize definitive agreements with respect to the Proposed Transaction, and that the Proposed Transaction was intended to be financed with a combination of debt and equity financing, with the equity financing to be provided in the form of cash and rollover equity by MBKP and Mr. Zhang (or their affiliates) and any additional members admitted to the consortium.

On February 23, 2018, MBKP SPV, an affiliate of MBKP, Baring SPV and Mr. Zhang (MBKP SPV, Baring SPV and Mr. Zhang, together, the “Consortium” and each, a “Consortium Member”) entered into a Consortium Term Sheet (the “Consortium Term Sheet”), setting forth certain key terms with respect to the formation and conduct of a consortium for purposes of jointly pursuing the Proposed Transaction.

Also on February 23, 2018, Baring SPV and Tiger Global Mauritius Fund, a Mauritius company limited by shares (“TGMF”), entered into a Securities Purchase Agreement (the “SPA”), pursuant to which Baring SPV will purchase from TGMF, and TGMF will sell to Baring SPV, 5,264,080 ADSs (the “Subject ADSs”) owned by TGMF, on the terms and subject to the conditions set forth in the SPA.

The Filing Persons are filing this Schedule 13E-3 because the proposed purchase of the Subject ADSs by Baring SPV from TGMF, on the terms and subject to the conditions set forth in the SPA, in light of the formation of the Consortium and the Proposed Transaction, may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. In particular, such purchase of the Subject ADSs may facilitate a transaction that would cause the ADSs to be held of record by fewer than 300 persons, the ADSs to be delisted from The New York Stock Exchange (the “NYSE”) and/or the termination of the registration of the ADSs under Section 12 of the Securities Act of 1933, as amended (the “Securities Act”).

At this time, there is no definitive agreement or understanding with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of Filing Persons. At this time, the special committee of the Board, formed to evaluate the proposal submitted by GAL or any other going-private transaction involving the Company (the “Special Committee”), has not made any decision with respect to the Company’s response to the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents. If and when such a transaction is agreed to between the Consortium and the Company, the Filing Persons intend to amend this Schedule 13E-3.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1 Summary Term Sheet

This Schedule 13E-3 is being filed in connection with the proposed purchase (the “ADS Purchase”) of the Subject ADSs by Baring SPV from TGMF pursuant to the terms of the SPA entered into by Baring SPV and TGMF on February 23, 2018. The Filing Persons are filing this Schedule 13E-3 because the ADS Purchase, in light of the formation of the Consortium and the Proposed Transaction, may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act.

ADS Closing and Payments

Pursuant to the terms of the SPA, at the closing (the “ADS Closing”) of the sale of the Subject ADSs by TGMF to Baring SPV, TGMF will sell to Baring SPV, and Baring SPV will purchase from TGMF, 5,264,080 ADSs for a purchase price per ADS of US$12.00 and an aggregate purchase price of US$63,168,960 (the “Initial Aggregate Purchase Price”), subject to adjustment as described below (as adjusted, the “Aggregate Purchase Price”), on the terms and subject to the conditions set forth in the SPA.

Pursuant to the SPA, Baring SPV deposited US$6,316,896 (the “Signing Deposit” and the amount equal to the Aggregate Purchase Price less the Signing Deposit, the “Balance Purchase Price”) into an account of TGMF on February 28, 2018. At the ADS Closing, Baring SPV will pay the Balance Purchase Price to TGMF for the purchase of the Subject ADSs.

The Initial Aggregate Purchase Price is subject to adjustment based on the date on which the ADS Closing occurs (the “ADS Closing Date”). If the ADS Closing occurs prior to May 23, 2018, the Initial Aggregate Purchase Price will increase by the amount of interest accruing on US$56,852,064 at a rate of 20% per annum computed on the basis of a 360-day year of twelve 30-day months on each day following February 23, 2018 through and including the ADS Closing Date. In the event that the ADS Closing occurs on or after May 23, 2018, the Initial Aggregate Purchase Price will increase to US$67,380,224, representing a purchase price per Subject ADS of US$12.80.

Subject to the satisfaction of certain customary closing conditions described below, the ADS Closing will occur on or prior to May 30, 2018, as notified in writing by Baring SPV to TGMF at least three (3) business days in advance.

Conditions

The obligation of Baring SPV to complete the ADS Purchase is subject to the following conditions:

•	the accuracy of the representations and warranties of TGMF set forth in the SPA as of the date of the signing of the SPA and as of the ADS Closing Date; and

•	TGMF’s compliance with its agreements and covenants under the SPA.

The obligation of TGMF to complete the ADS Purchase is subject to the following conditions:

•	the accuracy of the representations and warranties of Baring SPV set forth in the SPA as of the date of the signing of the SPA and as of the ADS Closing Date; and

•	Baring SPV’s compliance with its agreements and covenants under the SPA.

Irrevocable Proxy

Pursuant to the SPA, in the event that (a) the Company enters into a definitive agreement with the Consortium (or any affiliates of the members of the Consortium) with respect to the Proposed Transaction, (b) the Proposed Transaction is submitted for the authorization and approval by the Company’s shareholders at an extraordinary general meeting, and (c) the ADS Closing has occurred, and TGMF, for any reason, is entitled to vote or give voting instructions with respect to the Subject ADSs at such extraordinary general meeting, TGMF grants to Baring SPV an irrevocable proxy to vote and/or give voting instructions with respect to the Subject ADSs in any manner deemed appropriate by Baring SPV.

Termination

The SPA may be terminated at any time:

•	by the mutual consent of Baring SPV and TGMF;

•	by either Baring SPV or TGMF if the ADS Closing has not occurred on or before May 30, 2018;

•	by Baring SPV if TGMF breaches the SPA in certain circumstances; or

•	by TGMF if Baring SPV breaches the SPA in certain circumstances.

If the SPA is terminated in certain circumstances, TGMF will be entitled to retain the Signing Deposit. Subject to TGMF’s right to seek specific performance if Baring SPV has delivered an ADS Closing notice to TGMF but fails to close on the date specified in such notice, (a) the sole remedy of TGMF against Baring SPV for any breach of the SPA is TGMF’s right to terminate the SPA and retain the Signing Deposit and (b) the maximum monetary damages available to TGMF is the Signing Deposit.

Effect of the ADS Purchase

If the ADS Closing occurs and Baring SPV acquires the Subject ADSs, Baring SPV will beneficially own approximately 14.2% of the outstanding Class A Shares, calculated based on 74,279,018 Class A Shares outstanding as of October 31, 2017, as set forth in the Company’s proxy statement, filed under cover of Form 6-K with the SEC on November 30, 2017.

Item 2 Subject Company Information

The Filing Persons are filing this Schedule 13E-3 with respect to the proposed purchase by Baring SPV of 5,264,080 ADSs of the subject company, eHi Car Services Limited, on the terms and subject to the conditions set forth in the SPA. The principal offices of the Company are located at Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China. The Company’s telephone number is +86 21 6468 7000.

As of October 31, 2017, the Company had 74,279,018 Class A Shares and 65,638,557 Class B Shares, in each case, outstanding, and approximately 31,490,070 Class A Shares were represented by ADSs, as set forth in the Company’s proxy statement, filed under cover of Form 6-K with the SEC on November 30, 2017.

The ADSs are traded on the NYSE under the symbol “EHIC”. The high and low sales prices of the ADSs during each quarter during the last two years are as follows:

Quarter-End Date	High Sales Price (US$)	Low Sales Price (US$)
03/31/2016	13.70	10.30
06/30/2016	12.00	9.47
09/30/2016	11.72	9.83
12/31/2016	11.35	8.32
03/31/2017	10.78	9.48
06/30/2017	10.29	9.25
09/30/2017	10.00	8.91
12/31/2017	12.20	9.75
Current fiscal quarter (through March 8, 2018)	12.17	11.33

According to information provided by the Company to the Filing Persons and the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on April 27, 2017, the Company has not paid any dividends during the past two years with respect to the ADSs or the Common Shares.

Item 3 Identity and Background of Filing Person

The Mr. Zhang Filing Persons

Mr. Zhang is the chairman and chief executive officer of the Company.

The Zhang Descendants Trust is a trust established under the laws of the State of California. Mr. Zhang is the sole trustee of the Zhang Descendants Trust.

Horizon LLC is a limited liability company established under the laws of the State of Delaware. Mr. Zhang is the member manager of Horizon LLC, and Mr. Zhang and the Zhang Descendants Trust are the sole members of Horizon LLC.

The business address and telephone number for each of Mr. Zhang, the Zhang Descendants Trust and Horizon LLC is Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China, +86 180 0180 0611.

The Baring Filing Persons

Baring LP1, Baring LP2 and Baring Co-Invest LP are each exempted limited partnerships formed under the laws of the Cayman Islands.

Baring SPV Holdings is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is jointly owned by Baring LP1, Baring LP2 and Baring Co-Invest LP. Baring SPV Holdings was formed for the purpose of holding equity interests in Baring SPV and arranging the investment and financing transactions related to the Proposed Transaction.

Baring SPV is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly-owned by Baring SPV Holdings. Baring SPV was formed for the purpose of holding equity interests in Topco, arranging the investment and financing transactions related to the Proposed Transaction and purchasing the Subject ADSs.

The registered office and telephone number for each of Baring LP1, Baring LP2 and Baring Co-Invest is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, +65 6438 1330. The registered office and telephone number for each of Baring SPV and Baring SPV Holdings is c/o Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KY1-1205, Cayman Islands, +65 6438 1330.

The MBKP Filing Persons

MBKP LP and MBKP JC LP are each exempted limited partnerships formed under the laws of the Cayman Islands.

MBKP SPV Holdings is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly-owned by MBKP JC LP. MBKP SPV Holdings was formed for the purpose of holding equity interests in MBKP SPV Investment and arranging the investment and financing transactions related to the Proposed Transaction.

MBKP SPV Investment is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly-owned by MBKP SPV Holdings. MBKP SPV Investment was formed for the purpose of holding equity interests in MBKP SPV and arranging the investment and financing transactions related to the Proposed Transaction.

MBKP SPV is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly-owned by MBKP SPV Investment. MBKP SPV was formed for the purpose of holding equity interests in Topco and arranging the investment and financing transactions related to the Proposed Transaction.

The registered office and telephone number for each of MBKP LP, MBKP JC LP, MBKP SPV Holdings, MBKP SPV Investment and MBKP SPV is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, +1 (345) 814 5303.

The Acquisition Entities

Topco is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly-owned by Baring SPV. Topco was formed for the purpose of arranging the investment and financing transactions related to the Proposed Transaction.

Midco is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly-owned by Topco. Midco was formed for the purpose of arranging the investment and financing transactions related to the Proposed Transaction.

Parent is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly-owned by Midco. Parent was formed for the purpose of arranging the investment and financing transactions related to the Proposed Transaction and completing the Proposed Transaction.

Merger Sub is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly-owned by Parent. Merger Sub was formed for the purpose of effecting the Proposed Transaction.

The registered office and telephone number for each of Topco, Midco, Parent and Merger Sub is c/o Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands, +65 6438 1330.

Additional information regarding the Filing Persons is set forth in Annex A, which is attached hereto and incorporated herein by reference.

Item 4 Terms of the Transaction

This Schedule 13E-3 is being filed in connection with the ADS Purchase of the Subject ADSs by Baring SPV from TGMF pursuant to the terms of the SPA entered into by Baring SPV and TGMF on February 23, 2018.

ADS Closing and Payments

Pursuant to the terms of the SPA, at the ADS Closing, TGMF will sell to Baring SPV, and Baring SPV will purchase from TGMF, 5,264,080 ADSs for a purchase price per ADS of US$12.00 and an Initial Aggregate Purchase Price of US$63,168,960, subject to adjustment as described below, on the terms and subject to the conditions set forth in the SPA.

Pursuant to the SPA, Baring SPV deposited the Signing Deposit of US$6,316,896 into an account of TGMF on February 28, 2018. At the ADS Closing, Baring SPV will pay the Balance Purchase Price to TGMF for the purchase of the Subject ADSs.

The Initial Aggregate Purchase Price is subject to adjustment based on the date on which the ADS Closing occurs. If the ADS Closing occurs prior to May 23, 2018, the Initial Aggregate Purchase Price will increase by the amount of interest accruing on US$56,852,064 at a rate of 20% per annum computed on the basis of a 360-day year of twelve 30-day months on each day following February 23, 2018 through and including the ADS Closing Date. In the event that the ADS Closing occurs on or after May 23, 2018, the Initial Aggregate Purchase Price will increase to US$67,380,224, representing a purchase price per ADS of US$12.80.

Subject to the satisfaction of certain customary closing conditions described below, the ADS Closing will occur on or prior to May 30, 2018, as notified in writing by Baring SPV to TGMF at least three (3) business days in advance.

Conditions

The obligation of Baring SPV to complete the ADS Purchase is subject to the following conditions:

•	the accuracy of the representations and warranties of TGMF set forth in the SPA as of the date of the signing of the SPA and as of the ADS Closing Date; and

•	TGMF’s compliance with its agreements and covenants under the SPA.

The obligation of TGMF to complete the ADS Purchase is subject to the following conditions:

•	the accuracy of the representations and warranties of Baring SPV set forth in the SPA as of the date of the signing of the SPA and as of the ADS Closing Date; and

•	Baring SPV’s compliance with its agreements and covenants under the SPA.

Irrevocable Proxy

Pursuant to the SPA, in the event that (a) the Company enters into a definitive agreement with the Consortium (or any affiliates of the members of the Consortium) with respect to the Proposed Transaction, (b) the Proposed Transaction is submitted for the authorization and approval by the Company’s shareholders at an extraordinary general meeting, and (c) the ADS Closing has occurred, and TGMF, for any reason, is entitled to vote or give voting instructions with respect to the Subject ADSs at such extraordinary general meeting, TGMF grants to Baring SPV an irrevocable proxy to vote and/or give voting instructions with respect to the Subject ADSs at each annual or extraordinary general meeting of the Company’s shareholders in any manner deemed appropriate by Baring SPV.

Termination

The SPA may be terminated at any time:

•	by the mutual consent of Baring SPV and TGMF;

•	by either Baring SPV or TGMF if the ADS Closing has not occurred on or before May 30, 2018;

•	by Baring SPV in the event of a material breach of any provision of the SPA by TGMF which, if curable, is not cured within ten days following receipt of notice of such breach; or

•	by TGMF in the event of a material breach of any provision of the SPA by Baring SPV which, if curable, is not cured within ten days following receipt of notice of such breach.

If the SPA is terminated (other than by Baring SPV as a result of a material breach by TGMF), TGMF will be entitled to retain the Signing Deposit. Subject to TGMF’s right to seek specific performance if Baring SPV has delivered an ADS Closing notice to TGMF but fails to close on the date specified in such notice, (a) the sole remedy of TGMF against Baring SPV for any breach of the SPA is TGMF’s right to terminate the SPA and retain the Signing Deposit and (b) the maximum monetary damages available to TGMF is the Signing Deposit.

Effect of the ADS Purchase

If the ADS Closing occurs and Baring SPV acquires the Subject ADSs, Baring SPV will beneficially own approximately 14.2% of the outstanding Class A Shares, calculated based on 74,279,018 Class A Shares outstanding as of October 31, 2017, as set forth in the Company’s proxy statement, filed under cover of Form 6-K with the SEC on November 30, 2017.

Different Terms, Dissenters’ Rights, Provisions for Unaffiliated Security Holders, Eligibility of Listing or Trading

The Filing Persons are filing this Schedule 13E-3 because the ADS Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents. Therefore, in connection with the ADS Purchase: (a) there are no terms or arrangements of a Rule 13e-3 transaction that treat any holders of Common Shares or ADSs differently from other holders of Common Shares or ADSs; (b) there are no dissenters’ or appraisal rights available to the holders of Common Shares under the laws of the Cayman Islands; (c) no provision has been made to (i) grant unaffiliated security holders access to the corporate files of the Filing Persons or (ii) obtain counsel or appraisal services at the expense of the Filing Persons; and (d) there is no transaction involving the offer of securities of any of the Filing Persons in exchange for Common Shares or ADSs held by unaffiliated security holders of the Company.

Item 5 Past Contracts, Transactions, Negotiations and Agreements

All dates and times referenced in this Item 5 to this Schedule 13E-3 refer to China Standard Time.

On November 9, 2017, Next Commerce Ltd (“NCL”), strategic consultant to the Company and the Board, began discussing with Mr. Zhang potential strategic transactions involving the Company, including the possibility of a going-private transaction.

On November 26, 2017, GAL submitted a preliminary, non-binding proposal to the Board, pursuant to which it proposed to acquire all of the outstanding Common Shares (including Common Shares represented by ADSs) for US$13.35 in cash per ADS or US$6.675 in cash per Common Share.

On December 11, 2017, the Company issued a press release announcing that the Board had formed the Special Committee, comprised of independent directors Mr. Qian Miao, Mr. Andrew Xuefeng Qian and Mr. David Jian Sun, to evaluate the proposal submitted by GAL or any other going-private transaction involving the Company, and furnished the press release as an exhibit to its Current Report on Form 6-K.

Beginning December 6, 2017 and December 17, 2017, representatives of NCL contacted representatives of the MBKP Filing Persons and the Baring Filing Persons, respectively, regarding the possibility of forming a consortium to make a proposal to the Special Committee to acquire the Company in a “going-private” transaction on terms similar to those set forth in the proposal submitted by GAL.

Between December 19, 2017 and January 1, 2018, representatives of NCL, representatives of the MBKP Filing Persons, representatives of Weil, Gotshal & Manges LLP (“Weil”), U.S. legal counsel to the MBKP Filing Persons and the Consortium, and Mr. Zhang held discussions regarding the formation of a consortium consisting of MBKP and/or certain of its affiliates and Mr. Zhang for purposes of jointly pursuing an acquisition of the Company.

Between December 6, 2017 and December 30, 2017, representatives of NCL, representatives of the Baring Filing Persons and Mr. Zhang also held discussions regarding the formation of a consortium for purposes of jointly pursuing an acquisition of the Company.

On January 1, 2018, MBKP and Mr. Zhang submitted the Proposal to the Board, pursuant to which MBKP, Mr. Zhang and/or certain of their respective affiliates proposed to acquire all of the outstanding Common Shares in the Proposed Transaction for US$13.35 in cash per ADS, each representing two (2) Class A Shares, or US$6.675 in cash per Common Share. The Proposal superseded and replaced the proposal submitted by GAL. In the Proposal, MBKP and Mr. Zhang indicated that they were prepared to promptly negotiate and finalize definitive agreements with respect to the Proposed Transaction and that the Proposed Transaction was intended to be financed with a combination of debt and equity financing, with the equity financing to be provided in the form of cash and rollover equity by MBKP and Mr. Zhang (or their affiliates) and any additional members admitted to the consortium.

From January 2, 2018, representatives of NCL, the MBKP Filing Persons, Weil and Mr. Zhang continued discussions with representatives of the Baring Filing Persons regarding their participation in a consortium in connection with the Proposed Transaction as a source of equity financing.

On January 10, 2018, representatives of Weil, the Baring Filing Persons and the MBKP Filing Persons held a meeting in Shanghai to discuss the Proposed Transaction, including the potential structure and possible financing sources of, and a timeline for completing, the Proposed Transaction.

On January 11, 2018, MBKP entered into a confidentiality agreement with the Company. On the same day, Baring Private Equity Asia Ltd., an affiliate of the Baring Filing Persons, also entered into a confidentiality agreement with the Company.

On the same day, representatives of the MBKP Filing Persons, the Baring Filing Persons, NCL and Mr. Zhang held a meeting with the Company’s senior management at the Company’s offices in Shanghai to discuss the Proposed Transaction and commence on-site due diligence of the Company.

On January 12, 2018, representatives of the MBKP Filing Persons, the Baring Filing Persons, NCL and Weil held a conference call to discuss the possibility of pursuing privately negotiated transactions with respect to the purchase of ADSs from one or more third parties. Representatives of the Baring Filing Persons indicated that the Baring Filing Persons might have an interest in purchasing ADSs in a privately negotiated transaction, but such discussions should be postponed until the Baring Filing Persons and their representatives had made substantial progress in their due diligence of the Company.

On February 12, 2018, representatives of NCL contacted representatives of TGMF to inquire whether TGMF had an interest in selling the Subject ADSs to the Baring Filing Persons.

On February 13, 2018, representatives of NCL, the Baring Filing Persons and Weil held conference calls to discuss the terms of a potential purchase of the Subject ADSs from TGMF. Following such calls, representatives of the Baring Filing Persons decided to proceed with negotiating a possible transaction with TGMF.

On February 14, 2018, representatives of the Baring Filing Persons, NCL, Weil, TGMF and Schulte Roth & Zabel LLP (“SRZ”), TGMF’s U.S. legal counsel, held a conference call to discuss the terms of a potential transaction regarding the Subject ADSs. On the call, representatives of TGMF indicated, among other things, that the timing and certainty of closing the transaction were important to TGMF.

On February 15, 2018, representatives of Weil and SRZ held a conference call on which they discussed, among other things, the timing of closing a potential transaction and the SEC filings that might be required to be made in connection with such transaction.

On February 17, 2018, Weil sent to SRZ and TGMF a markup of Tiger’s form securities purchase agreement for the Subject ADSs.

On February 21, 2018, representatives of the Baring Filing Persons, the MBKP Filing Persons, NCL and Weil held a conference call to discuss, among other things, the potential transaction between Baring SPV and TGMF.

On February 22, 2018, representatives of the Baring Filing Persons, NCL and TGMF held conference calls to further discuss and negotiate the commercial terms of the purchase of the Subject ADSs, particularly with respect to the timing and certainty of closing. Following such calls, representatives of the Baring Filing Persons and TGMF came to an understanding on the commercial terms of the ADS Purchase. Between February 22, 2018 and February 23, 2018, representatives of Weil and SRZ exchanged drafts of, and negotiated and finalized, the SPA based on the commercial understanding of the Baring Filing Persons and TGMF.

On February 23, 2018, MBKP SPV, Baring SPV and Mr. Zhang entered into the Consortium Term Sheet, setting forth non-binding indicative terms regarding the relationship among the Consortium Members with respect to the formation and conduct of a consortium for purposes of jointly pursuing the Proposed Transaction, except for certain terms which are legally binding among the Consortium Members. Pursuant to the legally binding terms of the Consortium Term Sheet, among other things, MBKP SPV and Mr. Zhang agreed to work exclusively with each other in good faith in pursuit of the Proposed Transaction until April 1, 2018 (subject to any extension pursuant to the Consortium Term Sheet). The Consortium Term Sheet contemplates, among other things and subject to certain limitations or exceptions therein, (a) MBKP SPV, and/or one or more of its affiliates, and Baring SPV, and/or one or more of its affiliates, making cash contributions to Topco in exchange for equity interests in Topco in connection with the Proposed Transaction, (b) Mr. Zhang and certain of his affiliates contributing Common Shares owned by them to Topco in exchange for equity interests in Topco, (c) the mechanism for making decisions relating to the Proposed Transaction, (d) the mechanism for making decisions with respect to equity and debt financing matters with respect to the Proposed Transaction, (e) the mechanism for admitting additional members to the Consortium and (f) certain fees and expenses sharing arrangements among the Consortium Members. The Consortium Term Sheet superseded all prior arrangements and understandings of the Consortium Members with respect to the subject matter of the Consortium Term Sheet.

Later on the same day, Baring SPV and TGMF executed the SPA.

On February 28, 2018, Baring SPV deposited the Signing Deposit into an account of TGMF pursuant to the terms of the SPA.

Between January 13, 2018 and the date of this Schedule 13E-3, (a) representatives of the MBKP Filing Persons and the Baring Filing Persons and their respective advisors have conducted due diligence with respect to the Company, and (b) representatives of the MBKP Filing Persons, the Baring Filing Persons, Weil and Mr. Zhang have periodically held discussions and preliminary negotiations with representatives of the Special Committee, Fenwick & West LLP, the Special Committee’s U.S. legal counsel, O’Melveny & Meyers LLP, the Company’s U.S. legal counsel, and NCL with respect to the terms of the Proposed Transaction. Such discussions and negotiations are ongoing and, at this time, there is no definitive agreement or understanding with respect to the Proposed Transaction between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated.

Item 6 Purposes of the Transaction and Plans or Proposals

This Schedule 13E-3 is being filed in connection with the proposed purchase by Baring SPV of 5,264,080 ADSs (representing 10,528,160 Class A Shares) of the subject company, eHi Car Services Limited, on the terms and subject to the conditions set forth in the SPA. If the ADS Purchase is consummated, Baring SPV will beneficially own approximately 14.2% of the outstanding Class A Shares or approximately 1.4% of the aggregate voting power of the outstanding Common Shares, calculated based on 74,279,018 Class A Shares and 65,638,557 Class B Shares, in each case, outstanding as of October 31, 2017, as set forth in in the Company’s proxy statement, filed under cover of Form 6-K with the SEC on November 30, 2017.

In addition, as contemplated by the Proposal, the Filing Persons seek to enter into the Proposed Transaction with the Company. The Filing Persons anticipate that the Proposed Transaction would likely be effected pursuant to a merger of Merger Sub with and into the Company, with the Company surviving the merger as the surviving company and a wholly-owned subsidiary of Parent. Such a merger would result in, among other things, Parent owning all of the issued and outstanding Common Shares (including Common Shares represented by ADSs), the ADSs ceasing to be listed for trading on the NYSE, the termination of the registration of the ADSs under Section 12 of the Securities Act, a change in the board of directors of the Company (as the surviving company in such merger) to consist solely of persons to be designated by the Consortium Members and a change in the Company’s memorandum and articles of association to reflect the fact that the Company would become a privately held company. Notwithstanding the foregoing, at this time, there is no definitive agreement or understanding with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents, which such terms and conditions will ultimately determine the effects the Proposed Transaction would have with respect to the Company, the Common Shares (including the ADSs) and the shareholders of the Company.

In the event that the ADS Purchase is consummated, the Company enters into a definitive agreement with the Consortium (or any affiliates thereof) with respect to the Proposed Transaction and the Proposed Transaction is submitted for the authorization and approval by the Company’s shareholders at an extraordinary general meeting, Baring SPV intends to vote or give voting instructions with respect to the Subject ADSs, and the Mr. Zhang Filing Persons intend to vote or give voting instructions with respect to all Common Shares beneficially owned by them, in favor of the authorization and approval of the Proposed Transaction and against any alternative transaction, and Baring SPV and Horizon LLC intend to roll over the Common Shares owned by them (including, with respect to Baring SPV, ADSs representing Common Shares) in exchange for equity interests in Topco. In addition, pursuant to the terms of the SPA, in the event that the Company enters into a definitive agreement with the Consortium (or any affiliates thereof) with respect to the Proposed Transaction, the Proposed Transaction is submitted for the authorization and approval by the Company’s shareholders at an extraordinary general meeting and the ADS Purchase has been consummated, and TGMF, for any reason, is entitled to vote and/or give voting instructions with respect to the Subject ADSs at such extraordinary general meeting, under the SPA, TGMF grants to Baring SPV an irrevocable proxy to vote and/or give voting instructions with respect to the Subject ADSs at each annual or extraordinary general meeting of the Company’s shareholders in any manner deemed appropriate to Baring SPV.

Item 7 Purposes, Alternatives, Reasons and Effects

At this time, there is no definitive agreement or understanding with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. The Filing Persons are filing this Schedule 13E-3 because the ADS Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documents. In the event a definitive agreement or understanding is entered into with respect to the Proposed Transaction, the Filing Persons anticipate that the Proposed Transaction would likely be effected pursuant to a merger of Merger Sub with and into the Company, with the Company surviving the merger as the surviving company and a wholly-owned subsidiary of Parent. Such a merger would result in, among other things, Parent owning all of the issued and outstanding Common Shares (including Common Shares represented by ADSs), the ADSs ceasing to be listed for trading on the NYSE, the termination of the registration of the ADSs under Section 12 of the Securities Act, a change in the board of directors of the Company (as the surviving company in such merger) to consist solely of persons to be designated by the Consortium Members and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company. However, the terms and conditions of such a definitive agreement or understanding, if any, will ultimately determine the effects the Proposed Transaction would have with respect to the Company, the Common Shares (including the ADSs) and the shareholders of the Company.

Item 8 Fairness of the Transaction

The Filing Persons are filing this Schedule 13E-3 because the ADS Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons with respect to which the Filing Persons would be able to assess the fairness to the unaffiliated security holders of the Company. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. Accordingly, this item is not applicable at this time.

Item 9 Reports, Opinions, Appraisals and Negotiations

The Filing Persons are filing this Schedule 13E-3 because the ADS Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. Accordingly, at this time, no report or opinion or appraisal from an outside party has been received by the Filing Persons that is materially related to the ADS Purchase or a Rule 13e-3 transaction.

Item 10 Source and Amount of Funds or Other Consideration

The Filing Persons are filing this Schedule 13E-3 because the ADS Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons, with respect to which the source and amount of funds or other consideration could be stated in response to this item. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. The source of the funds for the ADS Purchase will be the Baring Filing Persons’ funds available for investment, and it is anticipated that an aggregate of approximately US$63.2 million (subject to adjustment in accordance with the terms of the SPA) will be expended in acquiring the Subject ADSs.

Item 11 Interest in Securities of the Subject Company

(a)	Securities Ownership.

As of the date of this Schedule 13E-3, neither the MBKP Filing Persons nor the Acquisition Entities beneficially own any ADSs or Common Shares.

As of the date of this Schedule 13E-3, the Baring Filing Persons may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 10,528,160 Class A Shares represented by the Subject ADSs pursuant to the terms of the SPA, which represent approximately 14.2% of the outstanding Class A Shares or approximately 1.4% of the aggregate voting power of the outstanding Common Shares.

As of the date of this Schedule 13E-3, (i) Horizon LLC holds 7,142,432 Class B Shares, which represent approximately 10.9% of the outstanding Class B Shares or approximately 9.8% of the aggregate voting power of the outstanding Common Shares, (ii) the Zhang Descendants Trust may be deemed under Rule 13d-3 under the Exchange Act to beneficially own the 7,142,432 Class B Shares held by Horizon LLC, which represent approximately 10.9% of the outstanding Class B Shares or approximately 9.8% of the aggregate voting power of the outstanding Common Shares, and (iii) Mr. Zhang may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 8,815,432 Class B Shares, consisting of (A) the 7,142,432 Class B Shares held by Horizon LLC and (B) 1,673,000 Class B Shares issuable upon the exercise of 1,673,000 options held by Mr. Zhang within sixty (60) days from the date of this Schedule 13E-3, which represent approximately 13.4% of the outstanding Class B Shares or approximately 12.1% of the aggregate voting power of the outstanding Common Shares.

The percentages set forth above in this Item 6 are calculated based on 74,279,018 Class A Shares and 65,638,557 Class B Shares, in each case, outstanding as of October 31, 2017, as set forth in the Company’s proxy statement, filed under cover of Form 6-K with the SEC on November 30, 2017.

The Filing Persons may be deemed to be a “group” pursuant to Section 13(d) of the Exchange Act as a result of entering into the Consortium Term Sheet. However, (i) each of the MBKP Filing Persons and each of the Acquisition Entities expressly disclaims beneficial ownership for all purposes of the Common Shares and ADSs beneficially owned (or deemed to be beneficially owned) by the Baring Filing Persons and the Mr. Zhang Filing Persons, (ii) each of the Baring Filing Persons expressly disclaims beneficial ownership for all purposes of the Common Shares beneficially owned (or deemed to be beneficially owned) by the Mr. Zhang Filing Persons, and (iii) each of the Mr. Zhang Filing Persons expressly disclaims beneficial ownership for all purposes of the ADSs and Class A Shares represented by such ADSs beneficially owned (or deemed to be beneficially owned) by the Baring Filing Persons.

(b)	Securities Transaction.

Item 2 and Item 5 above relating to the Baring Filing Persons’ transactions in respect of 5,264,080 ADSs (representing 10,528,160 Class A Shares) are incorporated herein by reference.

On March 3, 2018, (i) Mr. Zhang assigned 6,079,611 Class B Shares to Horizon LLC in exchange for 85.12% of the membership interests in Horizon LLC and (ii) the Zhang Descendants Trust assigned 1,062,821 Class B Shares to Horizon LLC in exchange for 14.88% of the membership interests in Horizon LLC.

Except as set forth above in subsection (b) of this Item 11, none of the Filing Persons has effected any transactions relating to the ADSs or Common Shares during the past 60 days.

Item 12 The Solicitation or Recommendation

The Filing Persons are filing this Schedule 13E-3 because the ADS Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. Accordingly, no solicitation or recommendation is being made relating to the ADS Purchase or a Rule 13e-3 transaction.

Item 13 Financial Statements

(a)	Financial Information.

(1) - (2) The audited financial statements of the Company for the years ended December 31, 2015 and December 31, 2016 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2016, filed with the SEC on April 27, 2017. The unaudited condensed consolidated financial statements of the Company for the six-month periods ended June 30, 2016 and June 30, 2017 are incorporated herein by reference to the Company’s Current Report on Form 6-K furnished to the SEC on August 28, 2017.

(3) According to information provided to the Filing Persons by the Company, (i) the ratio of earnings to fixed charges for the years ended December 31, 2015 and December 31, 2016 was 0.60 and 1.13, respectively, and (ii) the ratio of earnings to fixed charges for the six-month periods ended June 30, 2016 and June 30, 2017 was 0.94 and 1.62, respectively.

(4) According to information provided to the Filing Persons by the Company, the book value per Common Share as of June 30, 2017 was US$4.35 (or US$8.70 per ADS).

Information incorporated herein by reference has been filed or furnished by the Company with the SEC as stated above. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at +1 (800) SEC-0330. Copies of such materials may also be accessed through the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

The Filing Persons are filing this Schedule 13E-3 because the ADS Purchase may be viewed as a step in a series of transactions having the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. At this time, there is no definitive agreement or understanding with respect to the Proposed Transaction, or any other transaction that constitutes a Rule 13e-3 transaction, between the Company and any of the Filing Persons. At this time, the Special Committee has not made any decision with respect to the Company’s response to the Proposal or the Proposed Transaction, and no assurance can be given that any proposal, any definitive agreement or any transaction related to the Proposed Transaction will be entered into or consummated. Accordingly, at this time, no persons are employed, retained or to be compensated, and no assets have been or will be employed or used, in connection with the ADS Purchase or a Rule 13e-3 transaction that would be responsive to this item.

Item 15 Additional Information

Not applicable.

Item 16 Exhibits

(a)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)-(1)	Proposal from MBKP and Mr. Zhang, dated January 1, 2018

(d)-(2)	Consortium Term Sheet, dated as of February 23, 2018, executed by Mr. Zhang, Baring SPV and MBKP SPV

(d)-(3)	Securities Purchase Agreement, dated as of February 23, 2018, by and between Baring SPV and TGMF

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2018

/s/ Ray Ruiping Zhang
Ray Ruiping Zhang

L & L Horizon, LLC

By:	/s/ Ray Ruiping Zhang
Name: Ray Ruiping Zhang
Title: Member Manager

Ruiping Zhang 2016 Descendants Trust

By:	/s/ Ray Ruiping Zhang
Name: Ray Ruiping Zhang
Title: Trustee

MBK Partners Fund IV, L.P. By: MBK Partners GP IV, L.P., its general partner By: MBK GP IV, Inc., its general partner

By:	/s/ Michael ByungJu Kim
Name: Michael ByungJu Kim
Title: Director

MBK Partners JC IV, L.P. By: MBK Partners JC IV, GP, L.P., its general partner By: MBK Partners JC IV, Inc., its general partner

By:	/s/ Teck Chien Kong
Name: Teck Chien Kong
Title: Director

Fastforward Holdings Ltd

By:	/s/ Kenichiro Kagasa
Name: Kenichiro Kagasa
Title: Director

Fastforward Investment Ltd

By:	/s/ Kenichiro Kagasa
Name: Kenichiro Kagasa
Title: Director

Fastforward Company Ltd

By:	/s/ Kenichiro Kagasa
Name: Kenichiro Kagasa
Title: Director

The Baring Asia Private Equity Fund VI, L.P.1 By: Baring Private Equity Asia VI, L.P., its general partner By: Baring Private Equity Asia GP VI Limited, its general partner

By:	/s/ Tek Yok Hua
Name: Tek Yok Hua
Title: Director

The Baring Asia Private Equity Fund VI, L.P.2 By: Baring Private Equity Asia VI, L.P., its general partner By: Baring Private Equity Asia GP VI Limited, its general partner

By:	/s/ Tek Yok Hua
Name: Tek Yok Hua
Title: Director

The Baring Asia Private Equity Fund VI Co-investment L.P. By: Baring Private Equity Asia VI, L.P., its general partner By: Baring Private Equity Asia GP VI Limited, its general partner

By:	/s/ Tek Yok Hua
Name: Tek Yok Hua
Title: Director

BPEA Teamsport Holdings Limited

By:	/s/ Kirti Ram Hariharan
Name: Kirti Ram Hariharan
Title: Director

BPEA Teamsport Limited

By:	/s/ Kirti Ram Hariharan
Name: Kirti Ram Hariharan
Title: Director

Teamsport Topco Limited

By:	/s/ Kirti Ram Hariharan
Name: Kirti Ram Hariharan
Title: Director

Teamsport Midco Limited

By:	/s/ Kirti Ram Hariharan
Name: Kirti Ram Hariharan
Title: Director

Teamsport Parent Limited

By:	/s/ Kirti Ram Hariharan
Name: Kirti Ram Hariharan
Title: Director

Teamsport Bidco Limited

By:	/s/ Kirti Ram Hariharan
Name: Kirti Ram Hariharan
Title: Director

Exhibit Index

(a)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)-(1)	Proposal from MBKP and Mr. Zhang, dated January 1, 2018

(d)-(2)	Consortium Term Sheet, dated as of February 23, 2018, executed by Mr. Zhang, Baring SPV and MBKP SPV

(d)-(3)	Securities Purchase Agreement, dated as of February 23, 2018, by and between Baring SPV and TGMF

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

Annex A

Directors and Executive Officers of Each Filing Person

1.	The Directors and Executive Officers of the Mr. Zhang Filing Persons

Mr. Zhang is the chairman and chief executive officer of the Company and has served as the Company’s chief executive officer and a director of the Board since the inception of the Company. Mr. Zhang is a citizen of the United States of America. The Zhang Descendants Trust is a trust established under the laws of the State of California, of which Mr. Zhang is the sole trustee. Horizon LLC is a limited liability company established under the laws of the State of Delaware and was formed for the purpose of holding Common Shares. Mr. Zhang is the member manager of Horizon LLC, and Mr. Zhang and the Zhang Descendants Trust are the sole members of Horizon LLC. The business address and telephone number for each of Mr. Zhang, the Zhang Descendants Trust and Horizon LLC is Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China, +86 180 0180 0611. As of the date of this Schedule 13E-3, the Zhang Descendants Trust and Horizon LLC do not have any executive officers, other than Mr. Zhang as the sole trustee and the member manager, respectively.

During the past five years, none of Mr. Zhang, the Zhang Descendants Trust or Horizon LLC has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

2.	The Directors and Executive Officers of the Baring Filing Persons

Baring LP1, Baring LP2 and Baring Co-Invest LP are exempted limited partnerships formed under the laws of the Cayman Islands. The general partner of each of Baring LP1, Baring LP2, and Baring Co-Invest LP is Baring Private Equity Asia GP VI, L.P. (“Baring GP”), a Cayman Islands limited partnership, and the general partner of Baring GP is Baring Private Equity Asia GP VI Limited (“Baring Limited”), a Cayman Islands limited company. The principal business of Baring LP1, Baring LP2, Baring Co-Invest LP, Baring GP and Baring Limited is investment activities. The registered office and telephone number for each of Baring LP1, Baring LP2, Baring Co-Invest LP, Baring GP and Baring Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, +65 6438 1330.

Baring SPV and Baring SPV Holdings are exempted companies with limited liability incorporated under the laws of the Cayman Islands. Baring SPV is wholly-owned by Baring SPV Holdings, and Baring SPV Holdings is jointly owned by Baring LP1, Baring LP2 and Baring Co-Invest LP. Baring SPV was formed for the purpose of holding equity interests in Topco, arranging the investment and financing transactions related to the Proposed Transaction and purchasing the Subject ADSs, and Baring SPV Holdings was formed for the purpose of holding equity interests in Baring SPV and arranging the investment and financing transactions related to the Proposed Transaction. The registered office and telephone number for each of Baring SPV and Baring SPV Holdings is c/o Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KY1-1205, Cayman Islands, +65 6438 1330. Mr. Kirti Ram Hariharan (“Mr. Hariharan”) is the sole director of each of Baring SPV Holdings and Baring SPV. Mr. Hariharan’s business address and telephone number are 50 Collyer Quay, #11-03/04 OUE Bayfront, 049321, Singapore, +65 6232 6300. Mr. Hariharan is a citizen of India. Mr. Hariharan has been the General Counsel of Baring Private Equity Asia Pte Ltd since January 2018 and prior to that was General Counsel – Transactions and Deputy General Counsel of Baring Private Equity Asia Pte Ltd. As of the date of this Schedule 13E-3, Baring SPV Holdings and Baring SPV do not have any executive officers.

The following table sets forth information regarding the directors of Baring Limited as of the date of this Schedule 13E-3. As of the date of this Schedule 13E-3, Baring Limited does not have any executive officers.

A-1

Name	Business Address	Principal Occupation	Citizenship
Tek Yok Hua	50 Collyer Quay #11-03 / 04 OUE Bayfront, Singapore 049321	Administration	Singapore

Ramesh Awatarsing	3rd Floor, 355 NeXTeracom Tower 1 Cybercity, Ebene 72201 Mauritius	Administration	Mauritius

Mr. Jean Eric Salata (“Mr. Salata”) is the sole shareholder of Baring Limited. Mr. Salata’s business address and telephone number are Suite 3801, Two International Finance Center, 8 Finance Street, Central, Hong Kong, +852 2843 9300. Mr. Salata is a citizen of Chile. Mr. Salata is the Chief Executive and Founding Partner of Baring Private Equity Asia and has held these positions for the past five years.

During the past five years, none of Baring LP1, Baring LP2, Baring Co-Invest LP, Baring GP, Baring Limited, Baring SPV Holdings, Baring SPV or any of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

3.	The Directors and Executive Officers of the MBKP Filing Persons

MBKP LP is an exempted limited partnership formed under the laws of the Cayman Islands. The general partner of MBKP LP is MBK Partners GP IV, L.P. (“MBKP GP”), an exempted limited partnership formed under the laws of the Cayman Islands, and the general partner of MBKP GP is MBK GP IV, Inc. (“MBKP GP Inc”), an exempted company with limited liability incorporated under the laws of the Cayman Islands. MBKP JC LP is an exempted limited partnership formed under the laws of the Cayman Islands. The general partner of MBKP JC LP is MBK Partners JC IV, GP, L.P. (“MBKP JC GP”), an exempted limited partnership formed under the laws of the Cayman Islands, and the general partner of MBKP JC GP is MBK Partners JC IV, Inc. (“MBKP JC Inc”), an exempted company with limited liability incorporated under the laws of the Cayman Islands. Each of MBKP SPV Holdings, MBKP SPV Investment and MBKP SPV is an exempted company with limited liability incorporated under the laws of the Cayman Islands. MBKP SPV Holdings is wholly-owned by MBKP JC LP, MBKP SPV Investment is wholly-owned by MBKP SPV Holdings and MBKP SPV is wholly-owned by MBKP SPV Investment. MBKP SPV Holdings was formed for the purpose of holding interests in MBKP Investment and arranging the investment and financing transactions related to the Proposed Transaction, MBKP SPV Investment was formed for the purpose of holding interests in MBKP SPV and arranging the investment and financing transactions related to the Proposed Transaction and MBKP SPV was formed for the purpose of holding interests in Topco and arranging the investment and financing transactions related to the Proposed Transaction. The principal business of MBKP GP Inc, MBKP JC Inc, MBKP GP, MBKP JC GP, MBKP LP and MBKP JC LP is investment activities. The registered office and telephone number for each of MBKP GP Inc, MBKP JC Inc, MBKP GP, MBKP JC GP, MBKP LP, MBKP JC LP, MBKP SPV Holdings, MBKP SPV Investment and MBKP SPV is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, +1 (345) 814 5303.

Mr. Michael ByungJu Kim (“Mr. Kim”) is the sole director and controlling shareholder of MBKP GP Inc. Mr. Kim’s business address and telephone number are Room 1112, 5 Columbus Circle, 11th Floor, New York, NY 10019, +1 (212) 710 0094. Mr. Kim is a citizen of the United States of America. Mr. Kim is a partner and one of the founders of MBK Partners and has held these positions for the past five years. As of the date of this Schedule 13E-3, MBKP GP Inc does not have any executive officers.

Mr. Teck Chien Kong (“Mr. Kong”) is the sole director and controlling shareholder of MBKP JC Inc. Mr. Kong’s business address and telephone number are Suites 1707-1708, One Exchange Square, 8 Connaught Place, Hong Kong, +852 2296 0000. Mr. Kong is a citizen of Malaysia. Mr. Kong is a partner of MBK Partners and has held that position for the past five years. As of the date of this Schedule 13E-3, MBKP JC Inc does not have any executive officers.

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Mr. Kenichiro Kagasa (“Mr. Kagasa”) is the sole director of each of MBKP SPV Holdings, MBKP SPV Investment and MBKP SPV. Mr. Kagasa’s business address and telephone number are 12nd Fl., Tokyu Capitol Tower, 2-10-3, Nagatacho, Chiyoda-ku, Tokyo, 100-0014, Japan, +81 3 4550 0430. Mr. Kagasa is a citizen of Japan. Mr. Kagasa has been a partner of MBK Partners since January 2016 and, prior to that, was a managing director of MBK Partners. As of the date of this Schedule 13E-3, MBKP SPV Holdings, MBKP SPV Investment and MBKP SPV do not have any executive officers.

During the last five years, none of MBKP GP Inc, MBKP JC Inc, MBKP GP, MBKP JC GP, MBKP LP, MBKP JC LP, MBKP SPV Holdings, MBKP SPV Investment, MBKP SPV or any of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

4.	The Directors and Executive Officers of the Acquisition Entities

Topco, Midco, Parent and Merger Sub are each exempted companies with limited liability incorporated under the laws of the Cayman Islands. Topco is wholly-owned by Baring SPV, Midco is wholly-owned by Topco, Parent is wholly-owned by Midco and Merger Sub is wholly-owned by Parent. Each of Topco and Midco was formed for the purpose of arranging the investment and financing transactions related to the Proposed Transaction, Parent was formed for the purpose of arranging the investment and financing transactions related to the Proposed Transaction and completing the Proposed Transaction and Merger Sub was formed for the purpose of effecting the Proposed Transaction. The registered office and telephone number for each of Topco, Midco, Parent and Merger Sub is c/o Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands, +65 6438 1330.

Mr. Hariharan is the sole director of each of Topco, Midco, Parent and Merger Sub. Mr. Hariharan’s business address and telephone number are 50 Collyer Quay, #11-03/04 OUE Bayfront, 049321, Singapore, +65 6232 6300. Mr. Hariharan is a citizen of India. Mr. Hariharan has been the General Counsel of Baring Private Equity Asia Pte Ltd since January 2018 and prior to that was General Counsel – Transactions and Deputy General Counsel of Baring Private Equity Asia Pte Ltd. As of the date of this Schedule 13E-3, Topco, Midco, Parent and Merger Sub do not have any executive officers.

During the past five years, none of Topco, Midco, Parent, Merger Sub or Mr. Hariharan has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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